UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: August 2, 2005
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40- F ☐
     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]
Yes ☐     No☑
     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]
Yes ☐     No☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐     No☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]

Item 1 —	Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation, the parent company of Teekay LNG Partners L.P., dated August 2, 2005.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP.
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
Date: August 2, 2005	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
NEWS RELEASE

TEEKAY AWARDED FOUR LONG-TERM
LNG CONTRACTS

Nassau, The Bahamas, August 2nd, 2005 — Teekay Shipping Corporation (“Teekay”) announced today that it has been awarded contracts to charter four 217,000 m3 liquefied natural gas (“LNG”) carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (“RasGas 3”), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options to extend up to 35 years), commencing in the first half of 2008.
In connection with these charter contracts, Teekay has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four LNG carriers, representing a total contract price of approximately $1 billion. The charter contracts are expected to generate approximately $86 million in annualized cash flow from vessel operations. Qatar Gas Transport Company will own a 60 percent interest in the vessels as permitted under the tender documents.
It accordance with existing agreements, Teekay will offer its 40 percent interest in these ships and associated contracts to its 78% owned subsidiary Teekay LNG Partners L.P. (NYSE: TGP).
About Teekay
Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil and has recently expanded into the liquefied natural gas shipping sector. With a fleet of more than 140 tankers, offices in 14 countries and 5,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
About Ras Laffan Liquefied Natural Gas Co. Limited (3)
RasGas 3 is a Qatari joint venture company between Qatar Petroleum and ExxonMobil RasGas Inc., a wholly owned subsidiary of ExxonMobil Corporation. RasGas 3 was established for the purpose of expanding existing LNG production facilities. The expansion project will be developed in two phases with Train 6 commencing production in the first half of 2008 and Train 7 starting up approximately 1 year later.

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Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the impact of the LNG contracts on Teekay’s earnings; newbuilding delivery dates; RasGas III’s future LNG production capacity; and other potential financial and other benefits relating to the charter contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement; early termination or breach of one or more of the long-term charter contracts; changes in production of or demand for LNG, either generally or in particular regions; potential breach of the newbuilding contracts by any of the parties, potential delays or non-delivery of the newbuildings; changes in applicable industry regulations; and other factors discussed in Teekay’s Report on Form 20-F for the fiscal year ended December 31, 2004 which is on file with the SEC.
For Investor Relations enquiries contact:
Scott Gayton
Tel: + 1 (604) 844-6654
For Media enquiries contact:
Kim Barbero
Tel: + 1 (604) 609-4703
Website: www.teekay.com

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